July 12, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of the Form 8-K of Exceed World, Inc. and are in agreement with the statements contained therein as much as they relate to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Lo and Kwong C.P.A. & Co. (successor to Lo and Kwong C.P.A. Company Limited)

Hong Kong